June 17, 2009

Kevin Brogan, President
InnerLight Holdings, Inc.
867 East 2260 South
Provo, Utah 84606

   RE: **InnerLight Holdings, Inc. ("the company")**
       Amendment No. 8 to Registration Statement on
       Form S-1
       Filed June 8, 2009
       File No. 333-152430

Dear Mr. Brogan:

We have reviewed your amended filing and have the following additional comment in connection with the staff's comment letter dated June 16, 2009. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note the disclosure on page 48 regarding the private transaction between Mr. Brogan and Chilesha Holdings and Gary Quigley. Please clarify the terms of this transaction. The disclosure regarding the assumption of cash loans to the company is unclear. In addition, it appears that this transaction may be required to be disclosed in the Certain Relationships and Related Transactions section pursuant to Item 404 of Regulation S-K. Please advise or revise.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Janice McGuirk at (202) 551-3395 or Pamela Howell, Special Counsel, at (202) 551-3357 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Via fax to Heber Maughan
(801) 655-0621